OFFERING MEMORANDUM DATED SEPTEMBER 14, 2021



Cosmic Shielding Corporation
395 Central Park Place, NE, Unit 340
Atlanta, GA 30312
www.cosmicshielding.com

SPV Interests Representing
Up to $1,070,000 Worth of Convertible Promissory Notes and the Shares of Non-Voting
Common Stock into Which They May Covert

Minimum investment: $100

Cosmic Shielding Corporation ("CSC," "the Company," "we," or "us"), is offering up to $1,070,000 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock into which they may convert. The investment will be made through Cosmic Shielding CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The Company must reach its Target Amount of $50,000 by December 8, 2021. Unless the Company raises at least the Target Amount of $50,000 under the Regulation CF offering by December 8, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches the Target Amount prior to December 8, 2021, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise. Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than $1,070,000. Previous investors for whom the Company has accepted subscriptions, will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Cosmic Shielding Corporation is a recently formed company organized to provide space weather mitigation technologies through advanced multifunctional composite shielding materials and space weather forecasting systems. CSC graduated from Seraphim Capital's Space Camp accelerator program that provided the team with invaluable industry connections and knowledge.

CSC is based in Atlanta, GA and was incorporated in Delaware on August 7, 2020. It currently has seven employees, two full-time, five part-time. The SPV, Cosmic Shielding CF SPV, LLC was organized on July 9, 2021, and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Investments in this offering will be made through Cosmic Shielding CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our Innovation

CSC's advanced multifunctional shielding composite is based off of its revolutionary Multifunctional Shielding Polymer (MSP) - a highly versatile polymer that allows the Company to 3D print shielding solutions to virtually any form factor and application. Through our proprietary printing and extrusion techniques, our composite performance can be optimized to suit specific mission parameters; this provides significant mitigation against both particulate and EM radiation, from galactic cosmic rays to gamma radiation, while retaining structural and weight advantages far exceeding that of traditional alloys. With a tensile strength of over 15 times that of steel, 30% greater than aramid fibers (such as Kevlar), and omnidirectional fiber strength, MSP can satisfy many mission requirements in a single package- significantly reducing spacecraft complexity by providing radiation protection, thermal management, and MMOD protection.

Due to its unique fiber structure, CSC's MSP can be printed to remain flexible for use in space suits, or modified for rigidity for use in component capsules and structural elements. CSC's 3D printing process allows for unparalleled speed and flexibility in the manufacturing process, with the potential to reduce the construction time for satellite buses from months to days—all at a reduced cost. CSC successfully produced its first test sample of 3D printed MSP in August 2021.

In order to inform the design of its materials, CSC's scientists have developed the world's leading radiation transport and space weather models that allow for an unprecedented understanding of the expected radiation environment, with precision and accuracy far exceeding current systems. CSC's solar forecasting system, Solar Engine has the ability to forecast space weather events up to 2 days in advance with 95.7% accuracy. Our system has been mission proven by the Space Radiation Analysis Group at NASA and has achieved TRL 9, the highest Technology Readiness Level.

Combining these capabilities with our advanced composites allows us to develop the most comprehensive, effective, and optimized shielding solutions.

What We Offer

The flexibility of CSC's offerings and expertise of its team allow the Company to add value to clients at any stage of product development—from concept to operation. This allows the Company to generate early traction while simultaneously de-risking its technology.

CSC offers radiation protection as a service, initially through direct hardware sales of our versatile payload capsules, and we are making progress towards complete bus solutions. Simultaneously, the Company will offer licenses to access its forecasting and modeling data due to market demand. Due to the unique and extensive experience and knowledge of CSC's technical team, we have received significant interest in providing prospective customers with radiation modeling and planning support, a process which will precede any future shielding contract with prospective customers.

CSC's space weather and radiation mitigation technologies don't just provide risk reduction and improvements to operational life. Removing radiation design limitations will open up endless possibilities in what we can safely send into orbit. Reliance on large node, rad-hardened electronic components has severely restricted the onboard processing capabilities of spacecraft-restricting the use of AI and cutting-edge software solutions. Additionally, radiation poses a fundamental roadblock to the emerging market of space tourism.

Market

Radiation is responsible for a wide range of damages and limitations in both the space industry and even here on Earth. Solar modules in space suffer about 8x the degradation they do on Earth- up to 10% a year, resulting in the need for 40% to 2.37 times the power generation capacity at launch, just to keep the craft operating. At a mass cost of about 20kg/kilowatt resulting in a price of $200 per watt, radiation can cost a typical communications satellite up to $24,000 in power redundancies. With the planned launch of over 9,000 communications satellites by 2028, radiation power degradation costs alone can cost the industry over $216,000,000 a year.

When approaching the fields of high powered space computing and space based robotics and AI, the problem becomes much more inhibiting. Aside from requiring more consistent and stable long term power generation, these systems will require the use of commercial off the shelf computing components in place of slower, traditional rad-hardened chips. It is a well-documented fact that COTS electronics will require advanced radiation mitigation techniques in order to be viable. Radiation shielding is a fundamental enabler for the fields of space edge computing and robotics/ai, representing markets of $7.5B/yr and $5.7B/yr, respectively.

Space radiation has even been an ever-present hazard for operations on Earth, with a study by the UK National Grid finding the annualized cost of unsupplied energy due to space weather to be $450M per year. A severe solar storm could have catastrophic effects, causing an estimated $24B in damage to satellites alone. On the launchpad, space weather has strongly correlated to increased launch risk, with 40% of all historical launch failures being tied to geomagnetic storms.

Perhaps the most important and exciting aspect of the space industry is in laying the foundations for a future home for humanity. No longer science fiction, space tourism and habitation is projected to account for a $1.7B a year market over the next 7 years. For living and breathing human beings, the dangers of space radiation represent a critical and fundamental barrier that must be overcome to enable the next chapter of space exploration.

CSC is laying the foundation for new industries by providing better building blocks for the space economy. Through broad spectrum, versatile, and cost effective component and structural shielding solutions, CSC can disrupt the component shielding market by enabling the worry free use of COTS components, opening the door for complex robotic systems and AI integrations, and enabling safe travel for human beings in space. These target uses represent markets of $1.5B, $5.7B, and $1.7B, respectively, representing a potential market impact of over $9B/year in value creation alone.

The market for component and structural shielding solutions for the space industry is a growing with competitors such as Geocent, StemRad, EmTDLab and PolarOnyx. We believe our product performs better than our competitors' products and our team has superior expertise in the industry.

Customer Interest

CSC has received letters of intent from the Air Force and major private aerospace companies for a wide range of applications. This diverse base of potential clients includes on-orbit servicing craft and space stations. Additionally, CSC is working with the NASA Space Radiation Analysis Group and MIT on testing its shielding materials for the Artemis IVA/EVA suits.

As of July 31, 2021, CSC raised $975,000 from an offering of convertible notes to major US early stage space venture capitalists such as SpaceFund, Starbridge, Space VC, Helios Capital, and others.

Our Development Timeline

2021
- *April 1 – June 30*: Perform simulations for shielding materials and develop the fabrication protocol for 3D printing.
- *July 1 – August 30*: Perform simulations of radiation shielding properties of different materials and compare with other possible radiation shielding materials. 3D print a

prototype and perform initial testing of mechanical properties and structural composition. Finalize a prototype.
- *September 1 – December 31*: Perform testing of the results, re-evaluate and optimize fabrication strategy and types of materials used.

2022
- *January 1 – March 31*: Simulate simple spacecraft in deep space to compare shielding abilities of different construction materials. Using prior results, optimize composites. 3D print, integrate and characterize new composite material prototypes and perform testing.
- *April 1 – June 30*: Continue work on improving mechanical properties of the composites.
- *July 1 – December 31*: Perform accelerator based experiments to test the shielding properties of improved/modified materials. Continue testing.

2023
- *January 1 – March 31*: Continue accelerator based experiments. Compare experiments with simulations. Perform testing and evaluation of mechanical and structural stability. Develop fabrication protocol for additional protection layers. Fabricate new material samples.
- *April 1 – September 30*: Finalize testing of the optimized composite materials. Evaluate and document experimental and simulated results. Submit final report.

Intellectual Property

The company has a patent for "Multi-functional layered structure having structural and radiation shielding attributes", patent number US7855157B1 and a patent application for "Composite multifunctional structural materials for high energetic charged particles radiation shielding", application number 63/118,384.

In addition, CSC was granted a license from NASA for non-exclusive use to achieve practical application of the invention "An Automated Forecasting System of Solar Drivers of Severe Space Weather Using Magnetograms of Active Regions (MAG4)" and for copyright in the related software.

Manufacturing

The company does not currently manufacture or have a relationship with a manufacturer. It is looking to secure manufacturing capability in the future.

Litigation

CSC is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

We do not own any significant property. The Company uses the business address of 395 Central Park Place NW, Unit 340, Atlanta, GA 30312. Through our agreement with MIT, we are able to use MIT's facilities for testing and benchmarking.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

Our product is not yet ready for commercial deployment.

Additional research and development is required before our product will be usable for spaceflight applications. We may encounter unexpected delays or additional expenses, or may never have a product accepted by the market. If there is a lack of uptake by potential customers of a new product, the company may not succeed.

We do not yet have manufacturing capability for our products.

We intend to build our manufacturing capability, but currently do not have the ability to produce and scale manufacturing of our product. We may encounter unexpected delays or expenses that may adversely impact our ability to deliver our products and services. If we use a third-party vendor for manufacturing, we will be subject to the risks involved with using a contract arrangement. In many cases, third party manufacturers are not obligated under contracts that fix the term of their commitments, and they may discontinue production upon little or no advance notice. Manufacturers also may experience problems with product quality or timeliness of product delivery. The loss of a contract manufacturer may force us to shift production to other providers, and possibly cause manufacturing delays, disrupt our ability to fill orders or require us to suspend production until we find another third party manufacturer. We are not able to control the manufacturing efforts of these third party manufacturers as closely as we control our business. Should any of these manufacturers fail to meet our standards, we may face regulatory sanctions, additional product liability claims or customer complaints, which could harm our reputation and our business.

We are a recently formed company and have limited operating history on which to evaluate our performance.

CSC was recently formed in August 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 3 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated any revenues and it is uncertain when we will start doing so. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Voting control is in the hands of the Company's Management.

Voting control is concentrated in the hands of the company's CEO and Director, Yanni Barghourty and CTO and Director, Lembit Sihver, who holds approximately 93% of the outstanding shares of Voting Common Stock of the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, our CEO and CTO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our CEO and CTO could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its products. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

We are dependent on general economic conditions.

Our business model is dependent on our target customers being able to finance their own operations and interest in spaced based applications for new radiation shielding materials and forecasting system. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds, it will not succeed.

CSC is seeking to raise up to $1,070,000 in this offering, and may close on any investments that are made after reaching its target of $50,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Evolving regulations governing the growth and availability of space based applications and services may impact the company's business and prospects.

We anticipate U.S. and International space regulations will evolve and may impact our operations and business success. If new or changed regulations are introduced, they may limit our ability to market and sell our products and services to customers, as well as possibly limiting our customer's ability to apply our products and services.

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

The value of your investment may be diluted if the company issues additional options, convertible securities or shares of its capital stock.

The convertible note in this offering will convert at a conversion price based on the per share price of the Company in the future, or a capped valuation relative to the number of outstanding shares. As we issue more shares, this may result in the reduction in the value of the shares that you may receive upon conversion of the convertible notes.

The Non-Voting Common Stock into which the notes will convert has not yet been authorized by the Company.

The convertible notes in this offering will convert into shares of the Company's Non-Voting Common Stock. Those shares have not yet been authorized under the Company's certificate of incorporation, and there are insufficient shares available to convert the notes into the Company's existing capital stock. Should the Company fail to authorize the Non-Voting Common Stock into which the notes convert, investors may not receive the equity interests to which they would be entitled.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Cosmic Shielding CF SPV, LLC, becoming a member of the SPV, and that investment purchases our convertible notes. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
Yanni Barghouty	Chief Executive Officer	27	August 7, 2020	Full time
Lembit Sihver	Chief Technology Officer	59	August 7, 2020	Full Time
Directors:				
Yanni Barghouty	Director	27	August 7, 2020	Full time
Lembit Sihver	Director	59	August 7, 2020	Full Time
Key Employees:				
Dr. David Falconer	Research & Development		December 1, 2020	Part Time
Tyler Craig	Business Development		December 1, 2020	Part Time (Conscientia)
Svetlana Boriskina	Materials Science & Engineering		December 1, 2020	Part Time (MIT)

7 employees, 5 part time, 2 full time

Yanni Barghouty, Chief Executive Officer and Director

Yanni Barghouty co-founded Cosmic Shielding in August 2020 with Lembit Sihver. Prior to founding Cosmic Shielding, Yanni consulted with various companies to improve their fundraising capability and product adoption from 2016 to the present. In addition, from 2015 to 2018, Yanni was founder and CEO of Spots Development Group, focused on a mobile app startup that crowdsources housing for college students. Yanni designed and developed the app during his last year of university at George Tech in 2016, user based increased and the company raised funds; however, due to organizational issues and lack of investment, the company dissolved in 2018.

Lembit Sihver, Chief Technology Officer and Director

Dr. Lembit Sihver co-founded Cosmic Shielding in August 2020 with Yanni Barghouty. Prior to co-founding Cosmic Shielding, Lembit was a full professor of medical radiation physics at the Technical University of Vienna and head of applied medical physics research at EBG MedAustron in Austria from 2015 to 2019. Dr. Sihver received his MSc in Chemical Engineering from KTH in Sweden, and his Licentiate and Dr. of Technology in Nuclear Chemistry/Nuclear Physics at Uppsala University in Sweden. Dr. Sihver has over 35 years of international R&D experience as a researcher and professor relating to nuclear physics, nuclear chemistry, and space radiation protection and dosimetry. He is an adjunct professor at numerous universities around the globe, and has worked with NASA, the ESA, and JAXA, among others, on projects including numerous missions on the ISS. Additionally, he has collaborated with the US Naval Research Laboratory and NASA on the effects of ionizing radiation for the past 30 years.

Dr. David Falconer Research & Development

Dr. David Falconer is a leading solar physicist working closely with NASA. Since 2008, Dr. Falconer has been a principal research scientist at the University of Alabama, Center for Space Plasma and Aeronomic Research, at NASA's Marshall Space Flight Center and has developed some of the most advanced models of solar activity available today. His work on analyzing vector magnetograms to determine what magnetic conditions give rise to coronal events led to groundbreaking discoveries in human understanding of the Sun's inner workings. After developing the MAG4 system, Dr. Falconer received accolades from the US Air Force, the Software of the Year award from NASA, and the Silver Snoopy award, given to those who contribute significantly to the safety of current and future astronauts.

Tyler Craig, Business Development

Tyler Craig is working part-time with Cosmic Shielding on business development, while holding a position at Conscientia Innovations from February, 2020. Tyler was formerly CEO and Founder of Conscientia from 2014 to 2016. Prior to his current employment, Tyler was Vice President and General Manager for the Travel line of business at Sapience Analytics from 2019 to 2020. From 2016 to 2019, Tyler was the CEO of Conarc. Tyler Craig has a 28 year record of distinguished achievements in building and growing business while understanding the complex technical and scientific nuances behind them. His insights into consumer trends have been featured in The Wall Street Journal, NY Times, and Bloomberg. Additionally, Tyler's enterprise and aerospace business expertise has been recognized by Aviation Week & Space Technology, and Flight International Magazine.

Dr. Svetlana Boriskina, Materials Science & Engineering

Dr. Svetlana Boriskina is a physicist and engineer who heads the Boriskina Research Group at MIT. Since June 2021, Dr. Boriskina is Principal Research Scientist at MIT heading world leading research in polyethylene composites, composite polymer films, hybrid organic-inorganic materials & devices, and multi-physics design and prototyping of fiber based materials. Prior to becoming a Principal Research Scientist, Dr. Borkiskina was a Reasearch Scientist at MIT from December 2012 to June 2021. She also continues her role as Mechanical Engineering Communication Lab Manager held since March 2018. Dr. Boriskina also studies light-matter interactions on nanoscales and develops new smart materials and devices for solar energy harvesting, personal thermal comfort, night vision, space exploration, and bio-chemical sensing.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of August 6, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Yanni Barghouty	Voting Common Stock	400 shares of Voting Common Stock	46.5%
Lembit Sihvar	Voting Common Stock	400 shares of Voting Common Stock	46.5%

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the company from the SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $50,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Intellectual Property Filings	60%	0%
Working Capital	40%	40%
On Orbit Testing	0%	20%
Ground Based Testing	0%	15%
Raw Materials and Sample Production	0%	15%
Heavy Equipment Leasing	0%	10%

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cosmic Shielding Inc. is a recently formed company, which was incorporated in August 2020 under the laws of the State of Delaware. Since then, we have been developing our products and services including cosmic radiation shielding composite and space weather forecasting.

The SPV, Cosmic Shielding CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Operating Results

For the period from inception until December 31, 2020, we have not recognized revenue because the Company has not yet commenced its operations.

With no recognized revenues, we did not record any cost of revenues. During this same time, we incurred total operating expenses of $20,766 that were used for legal fees, including a transfer of intellectual property, and salary for Dr. Lembit Shiver. Yanni Barghouty did not receive a salary in 2020.

As we further our progress with research and design of multifunctional composite systems and space weather forecasting, we will incur expenses related to the testing, design, prototypes and development of radiation shielding composites. We anticipate incurring these expenses through 2023 and will need funding to continue to pay for these expenses, and expect to start generating revenue by the end of 2021.

Once operational, we believe we will be able to sell the products and services to potential customers with whom we have an understanding or letters of intent and who are interested in our development of radiation shielding composite and future capability to provide solar weather forecasting.

Liquidity and Capital Resources

As of December 31, 2020, our assets consisted of $10,370 in cash which was generated from convertible loans after expenses were paid. CSC has recently completed a major pre-seed funding round raising $975,000 from major US early stage space VCs such as SpaceFund, Starbridge, Space VC, Helios Capital, and others. This financing was done in the form of convertible notes bearing a maturity date of April 1, 2023. The proceeds will allow us to fund: development of SolarEngine (forecasting) API; validation & simulation of MSP shielding efficacy; testing of production methods (extrusion); MIT research agreement; and salaries for Lembit, Yanni and Tyler. As of August 13, 2021, we produced a sample product and API.

The Company will require additional capital, including its proceeds from this Regulation Crowdfunding offering, for the continued viability of the business, including anticipated capital raises later this year that may continue into 2022.

Plan of Operations and Milestones

As discussed under "The Company and its Business—Our Development Timeline", we expect to continue testing and development of our product over the next four months. Our goal is to generate revenue by the end of 2021. We have letters of intent and understanding with several companies for our radiation shielding material. In addition, we expect to receive revenue from a company, required to increase its lunar rover life span by eleven months, and has proposed for us to engineer its radiation modeling and testing plan and to prove efficacy of its product.

Once completing a fully subscribed offering, we intend to complete testing and samples and seek manufacturing capability so we can begin addressing the market opportunity. These expenses are identified under "Use of Proceeds".

RELATED PARTY TRANSACTIONS

The Company has not undertaken any related party transactions.

RECENT OFFERINGS OF SECURITIES

During 2020, the Company entered into three $10,000 loan agreements. The loans bear interest at 4% per annum and mature in November, 2022. The Company has no minimum payment amounts and the balances are due to be settled during the year ended December 31, 2022. Each note is automatically converted into common stock of the Company upon a qualified financing event, if the Company raises equity proceeds in excess of $1.5 million, at a discount to the price paid during the qualified financing. If the notes remain outstanding at maturity, the notes are automatically converted to common stock of the Company based on a $3.5 million valuation cap.

In February 2021, the Company entered into an option and warrant purchase agreement with Seraphim, a UK-based accelerator program from which CSC graduated. The agreement granted the holder the option to subscribe for up to 250k British Pounds in each equity-based raise conducted in a 24-month period (the "Option share"), along with the option to subscribe to additional shares based on a future share price calculated at 100k British Pounds divided by the net share price of the future equity- based raise.

As of July 31, 2021, CSC raised $975,000 from an offering of convertible notes. The notes bear interest at 4% per annum and mature in April 5, 2023. These notes are convertible to a class of preferred stock (to be authorized) at a $7,500,000 valuation cap. The company granted investors of these notes pre-emptive rights in the next round of financing where preferred stock is offered. Proceeds from this offering to the company were used for development of the SolarEngine API for forecasting, validation and simulation of the MSP product's shielding efficacy, testing of production methods for extrusion, MIT research agreement and salaries for Lembit, Yanni and Tyler.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Cosmic Shielding is offering up to $1,070,000 and a minimum of $50,000 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock into which they may convert. The investment will be made through Cosmic Shielding CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Amount of $50,000 by December 8, 2021. Unless the company raises at least the Target Amount of $50,000 under the Regulation CF offering by December 8, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to December 8, 2021, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise.

The minimum investment per investor is $100.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Terms of the Notes

The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Subordinated Convertible Promissory Note and Subordinated Convertible Promissory Note Purchase Agreement of the Company. Any defined terms below are included in the Subordinated Convertible Promissory Note.

Maturity Date:	Principal and unpaid accrued interest on the Notes will be due and payable at December 8, 2023 (the "***Maturity Date***").
Interest:	Simple interest will accrue on an annual basis at the rate of 4% per annum based on a 365 day year.
Conversion to Equity by	If the company issues its capital stock in an offering resulting in gross proceeds of $5,000,000 (a "***Qualified***

Qualified Financing:	*Financing*"), then the Notes, and any accrued but unpaid interest thereon, will automatically convert into Non-Voting Common Stock of the Company at either (1) a conversion price equal to 80% of the per share price paid by the purchasers of the capital stock in the Qualified Financing, regardless of the terms of the capital stock issued in the Qualified Financing, (2) or a valuation of $50,000,000.
Conversion to Equity at Maturity Date:	If the Notes have not been previously converted pursuant to a Qualified Financing, then, effective upon the Maturity Date, the Notes will automatically convert into the Non-Voting Common Stock of the Company at a valuation of $50,000,000.
Sale of the Company:	If a Qualified Financing has not occurred and the Company elects to consummate a sale of the Company prior to the Maturity Date, then (i) the Company will give the Investors at least five days prior written notice of the anticipated closing date of such sale of the Company and (ii) the Company will pay the holder of each Note an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under such Note.
Pre-Payment:	The principal and accrued interest may not be prepaid unless approved in writing by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "***Requisite Holders***").
Amendment and Waiver:	The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.
No Security Interest:	The Notes will be a general unsecured obligation of the Company, subordinated to any current or future debts of the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 1,000 shares of Common Stock with par value $0.01. As of August 6, 2021, our outstanding shares of Common Stock consisted of 860 shares. Under the 2020 Stock Incentive Plan, 60 shares were issued and 140 shares are reserved as Restricted Stock.

A summary is presented in the following table:

Class of Equity	Authorized Limit	Issued and Outstanding*	Committed, Not-issued**	Available
Common Stock	1,000	920	80	0

* Includes 120 shares issued as Restricted Stock that are subject to forfeiture and return to the company.
**Includes 80 reserved shares for Restricted Stock under the 2020 Stock Incentive Plan.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of our to-be-authorized Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Non-Voting Common Stock

At the time of this offering, the Company has not yet authorized its Non-Voting Common Stock into which the convertible notes will convert. Prior to any conversion, the Company intends to authorize a sufficient number of such shares.

The Company for the Non-Voting Common Stock to have all of the same rights as that of our Voting Common Stock except that the holders of our Non-Voting Common Stock will not have the right to vote on matters submitted to shareholders for vote.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

What it Means to be a Minority Holder

As an investor in Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How we determined the offering price

We determined the valuation cap of the convertible note based on the best estimates of our management. The valuation cap is not based on the historical financial performance of the Company or any other objective metric.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Testing the Waters

We have undertaken a testing the waters campaign prior to the filing of this Form C. The offering page and communication materials related to that campaign have been included as exhibits to this Form C.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.cosmicshielding.com.

Compliance failure

The company and the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, *https://www.spacedventures.com/offers/cosmic-shielding-2021.*